MUNGER, TOLLES & OLSON LLP

355 South Grand Ave.

35th Floor

Los Angeles, California 90071

(213) 683-9100

September 30, 2014

Lyn Shenk

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daily Journal Corporation Form 10-K for the Fiscal Year Ended September 30, 2013 Filed June 24, 2014 File No. 000-14665

Dear Mr. Shenk:

Following up on our correspondence, Daily Journal Corporation hereby confirms that it will submit its response to the Staff’s September 25, 2014 comment letter by no later than October 31, 2014.

If you have any questions, please contact me at (213) 683-9161.

Sincerely, /s/ Brett J. Rodda Brett J. Rodda